UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


                           SCHEDULE 13G

               Under the Securities Exchange Act of 1934

                       (Amendment No. 1)*


                        META Group, Inc.
               -------------------------------------------
                          (Name of Issuer)

                     Common Stock, $.01 par value
              ---------------------------------------------
                     (Title of Class of Securities)


                             	591002 10 0
                    ----------------------------
                             (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1   NAME OF REPORTING PERSON

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Marc Butlein


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)
                                                       (b)

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States


NUMBER OF           5  SOLE VOTING POWER
  SHARES               714,160 shares.
BENEFICIALLY        6  SHARED VOTING POWER
 OWNED BY              220,000 shares.
  EACH              7  SOLE DISPOSITIVE POWER
 REPORTING             714,160 shares.
  PERSON            8  SHARED DISPOSITIVE POWER
   WITH                220,000 shares.


9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    934,160 shares.

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    14.2%


12  TYPE OF REPORTING PERSON *

    IN




Item 1(a). Name of Issuer:  META Group, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:
           208 Harbor Drive
           Stamford, CT  06912

Item 2(a). Name of Person Filing:  Marc Butlein.

Item 2(b). Address of Principal Business Office or, if None, Residence:
           The address of the principal business office of Marc Butlein is c/o META Group, Inc., 208 Harbor Drive, Stamford, CT 06912.

Item 2(c). Citizenship:  United States.

Item 2(d). Title of Class of Securities: Common Stock, $.01 par value.

Item 2(e). CUSIP Number: 591002 10 0

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

           (a) Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act").

           (b) Bank as defined in Section 3(a)(6) of the Act.

           (c) Insurance Company as defined in Section 3(a)(19) of the Act.

           (d) Investment Company registered under Section 8 of the Investment Company Act of 1940.

           (e) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

           (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
               Security Act of 1974 or Endowment Fund; see Rule
               13d-1(b)(1)(ii)(F) of the Act.

           (g) Parent Holding Company, in accordance with Rule 13d-1
               (b)(ii)(G) of the Act.

           (h) Group,in accordance with Rule 13d-1(b)(1)(ii)(H) of the Act.

            Not applicable. This Schedule 13G is not being filed pursuant to Rule 13d-1(b) or 13d-2(b).


Item 4.    Ownership.

           (a) Amount Beneficially Owned: Marc Butlein is the record owner of 402,160 shares as of December 31, 1996, holds an option to purchase 312,000 shares, which option is exercisable within 60 days after December 31, 1996, and may be deemed to own beneficially 220,000 shares held by a trust of which Mr. Butlein is a trustee. Therefore, Mr. Butlein may be deemed to own beneficially an aggregate of 934,160 shares as of December 31, 1996.

           (b) Percent of Class: 14.2%. The foregoing percentage is calculated based on the 6,254,296 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q of META Group, Inc. for the period ending
               September 30, 1996, as adjusted pursuant to Rule 13d-3(d)(1).

           (c) Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote: 714,160 shares.
              (ii)  shared power to vote or to direct the vote: 220,000 shares.
              (iii) sole power to dispose or to direct the disposition of:
                    714,160 shares.
              (iv)  shared power to dispose or to direct the disposition of:
                    220,000 shares.


           Marc Butlein disclaims beneficial ownership of all shares of Common Stock except for the shares he holds of record.

Item 5.    Ownership of Five Percent or Less of a Class.

           Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           Not applicable.

Item 8.    Identification and Classification of Members of the Group.

           Not applicable.

Item 9.    Notice of Dissolution of Group.

           Not applicable.

Item 10.   Certification.

           Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b).




                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     February 13, 1997
                                                     -----------------
                                                            Date


                                                     /s/ Marc Butlein
                                                     ------------------
                                                          Signature


                                                     Marc Butlein/Director
                                                     -------------------
                                                         Name/Title